Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars)

MOUNTAIN PROVINCE

DIAMONDS INC.

Three months ended March 31, 2012

(Unaudited)

MOUNTAIN PROVINCE DIAMONDS INC.

Responsibility for
Condensed Consolidated INTERIM Financial Statements

The accompanying unaudited condensed consolidated interim financial statements of Mountain Province Diamonds Inc. (the "Company") are the responsibility of the Board of Directors.

The unaudited condensed consolidated interim financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the Company’s audited consolidated financial statements as at December 31, 2011, with any changes described in these unaudited condensed consolidated interim financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the balance sheet date. In the opinion of management, the condensed consolidated interim financial statements have been prepared within acceptable limits of materiality and are in accordance with International Accounting Standard 34 Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) appropriate in the circumstances.

Management has established processes, which are in place to provide sufficient knowledge to support management representations that it has exercised reasonable diligence that the unaudited condensed consolidated interim financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the unaudited condensed consolidated interim financial statements.

The Board of Directors is responsible for reviewing and approving the unaudited condensed consolidated interim financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility.

The Audit Committee meets with management to review the financial reporting process and the unaudited condensed consolidated interim financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited condensed consolidated interim financial statements together with other financial information of the Company for issuance to the shareholders, or, as appropriate under securities law, approves the unaudited condensed consolidated interim financial statements together with other financial information of the Company for issuance to the shareholders on behalf of the Board of Directors.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

“Patrick C. Evans”	“Jennifer Dawson”
Patrick C. Evans	Jennifer Dawson
President and Chief Executive Officer	Chief Financial Officer

Toronto, Canada
May 9, 2012

2

MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Balance Sheets

In Canadian dollars

(Unaudited)

	March 31,	December 31,
	2012	2011
ASSETS
Current assets
Cash and cash equivalents (Note 4)	$497,925	$21,546
Short-term investments (Note 4)	17,151,972	17,819,183
Marketable securities (Note 4)	20,991	17,678
Amounts receivable (Note 4)	75,044	350,559
Advances and prepaid expenses	89,829	101,641

	17,835,761	18,310,607

Property and equipment (Note 5)	84,406	43,225
Interest in Gahcho Kué Joint Venture (Note 6)	48,920,362	48,202,682

Total assets	$66,840,529	$66,556,514

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities (Note 4)	$6,947,759	$3,246,132

Decommissioning and restoration liability	6,184,935	6,178,004

Shareholders' equity:
Share capital (Note 7)	147,696,400	146,911,995
Share-based payments reserve (Note 7)	1,278,517	1,083,422
Deficit	(95,283,441)	(90,876,085)
Accumulated other comprehensive income	16,359	13,046

Total shareholders' equity	53,707,835	57,132,378

Total liabilities and shareholders' equity	$66,840,529	$66,556,514

Going concern (Note 1)

Contingencies and commitments (Note 6)

Subsequent event (Notes 7(iii) and 11)

The notes to the condensed consolidated interim financial statements are an integral part of these statements.

3

MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Statements of Comprehensive Loss

In Canadian dollars

(Unaudited)

	Three months ended	Three months ended
	March 31, 2012	March 31, 2011
Expenses:
Consulting fees (Note 8)	$(702,500)	$(627,872)
Depreciation	(4,482)	(2,205)
Exploration and evaluation expenses	(3,032,308)	(1,016,470)
Gahcho Kué Project management fee	(87,565)	(23,153)
Office and administration	(76,256)	(286,212)
Professional fees	(318,149)	(98,856)
Promotion and investor relations	(63,980)	(8,334)
Salary and benefits	(68,102)	(45,163)
Transfer agent and regulatory fees	(66,828)	-
Travel	(31,663)	(73,615)

Net loss for the period from operations	$(4,451,833)	$(2,181,880)

Other expenses:
Accretion expense on decommissioning and restoration liability	(6,931)	(15,612)
Other income:
Interest income	51,408	100,558
Gain on revaluation of warrants exerciseable in a foreign currency	-	489,481

Net loss for the period	(4,407,356)	(1,607,453)

Other Comprehensive (Loss) Income
Change in fair value of available-for-sale marketable securities	3,313	10,979
Comprehensive loss for the period	$(4,404,043)	$(1,596,474)

Basic and diluted loss per share (Note 7)	$(0.05)	$(0.02)

Weighted average number of shares outstanding	80,404,899	78,281,668

The notes to the condensed consolidated interim financial statements are an integral part of these statements.

4

MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Statements of Equity

In Canadian dollars

(Unaudited)

	Number of shares	Share Capital	Warrants	Share-based Payments Reserve	Retained Earnings (Deficit)	Total accumulated other comprehensive income (loss) ("AOCI")	Total
Balance, December 31, 2010	77,416,057	$133,344,866	$969,942	$1,026,302	$(79,337,150)	$18,430	$56,022,390
Net loss for the period		-	-	-	(1,607,453)	-	(1,607,453)
Issuance of common shares – exercise of options	120,000	475,200	-	-	-	-	475,200
Issuance of common shares – exercise of warrants	1,110,916	2,289,032	-	-	-	-	2,289,032
Fair value of options exercised from Share-based Payments Reserve	-	333,860	-	(333,860)	-	-	-
Fair value of warrants exercised transferred from Warrants	-	40,432	(40,432)	-	-	-	-
Fair value of warrants (exercised in a foreign currency)	-	4,259,751	-	-	-	-	4,259,751
Fair value of options grant in period	-	-	-	487,085	-	-	487,085
Other Comprehensive Income (loss):
Available-for-sale financial assets - current period gains (losses)	-	-	-	-	-	10,979	10,979
Balance, March 31, 2011	78,646,973	$140,743,141	$929,510	$1,179,527	$(80,944,603)	$29,409	$61,936,984

Balance, December 31, 2011	80,345,558	$146,911,995	$-	$1,083,422	$(90,876,085)	13,046	$57,132,378
Net loss for the period					(4,407,356)	-	(4,407,356)
Issuance of common shares – exercise of options	300,000	516,000	-	-		-	516,000
Fair value of options exercised from Share-based Payments Reserve	-	268,405	-	(268,405)	-	-	-
Fair value of options granted in period	-	-	-	463,500	-	-	463,500
Other Comprehensive Income (loss):
Available-for-sale financial assets - current period gains (losses)	-	-	-	-	-	3,313	3,313
Balance, March 31, 2012	80,645,558	$147,696,400	$-	$1,278,517	$(95,283,441)	$16,359	$53,707,835

The notes to the condensed consolidated interim financial statements are an integral part of these statements.

5

MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Statements of Cash Flows

In Canadian dollars

(Unaudited)

	Three months ended	Three months ended
	March 31, 2012	March 31, 2011
Cash provided by (used in):
Operating activities:
Net loss for the period	$(4,407,356)	$(1,607,453)

Adjustments:
(Gain) on revaluation of warrants exerciseable in a foreign currency	-	(489,481)
Interest expense on decommissioning and restoration liability	6,931	15,612
Depreciation	4,482	2,205
Stock-based compensation	463,500	487,085
Interest income	(51,408)	(100,558)

Changes in non-cash operating working capital:
Amounts receivable	275,515	327,766
Advances and prepaid expenses	11,812	(9,955,956)
Accounts payable and accrued liabilities	3,701,627	(2,286,940)
	5,103	(13,607,720)
Investing activities:
Investment in Gahcho Kué Joint Venture	(717,680)	566,137
Interest income	51,408	100,558
Purchase of fixed assets	(45,663)	(1,206)
Investment in short-term investments	667,211	(11,794,651)
	(44,724)	(11,129,162)
Financing activities:
Share issuance, net of cost
Proceeds from option exercises	516,000	475,200
Proceeds from warrant exercises	-	2,289,032
	516,000	2,764,232

Increase (decrease) in cash and cash equivalents	476,379	(21,972,650)
Cash and cash equivalents, beginning of period	21,546	23,778,053
Cash and cash equivalents, end of period	$497,925	$1,805,403

The notes to the condensed consolidated interim financial statements are an integral part of these statements.

6

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2012
In Canadian Dollars
(Unaudited)

1.	Nature of Operations and going concern

Mountain Province Diamonds Inc. (“Mountain Province” or the “Company”) was incorporated on December 2, 1986 under the British Columbia Company Act. The Company amended its articles and continued incorporation under the Ontario Business Corporation Act effective May 8, 2006. The Company is involved in the discovery and development of diamond properties in Canada’s Northwest Territories.

The address of the Company’s registered office and its principal place of business is 161 Bay Street, Suite 2315, PO Box 216, Toronto, ON, Canada, M5H 2S1. The Company’s shares are listed on the Toronto Stock Exchange under the symbol ‘MPV’ and on the New York Stock Exchange – Amex under the symbol ‘MDM’.

The Company is in the process of developing and permitting its mineral properties primarily in conjunction with De Beers Canada Inc. (“De Beers Canada”) (Note 6). The underlying value and recoverability of the amounts shown as “Interest In Gahcho Kué Joint Venture” are dependent upon the ability of the Company and/or its mineral property partner to develop economically recoverable reserves, to successfully permit and develop projects, and upon future profitable production or proceeds from disposition of the Company’s mineral properties. Failure to develop economically recoverable reserves will require the Company to write off costs capitalized to date.

As at March 31, 2012, the Company has not achieved profitable operations and continues to be dependent upon its ability to obtain external financing to meet the Company’s liabilities as they become payable. The Company’s ability to continue operations beyond the next twelve months is dependent on the discovery of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to fund its operations, and the future production or proceeds from developed properties.

The Company’s mineral assets are in the exploration and evaluation stage and, as a result, the Company has no source of revenues. In the three months ended March 31, 2012, the Company incurred losses amounting to $4,407,356 and will be required to obtain additional sources of financing to complete its business plans going into the future. Although the Company had working capital of $10,888,002 at March 31, 2012, including $17,649,897 of cash and short-term investments, the Company has insufficient capital to finance its operations and the Company’s costs of the Gahcho Kué Project (Note 6) over the next 12 months.  The Company is currently investigating various sources of additional liquidity to increase the cash balances required for ongoing operations over the foreseeable future. These additional sources include, but are not limited to, share offerings, private placements, credit facilities, and debt, as well as exercises of outstanding options. However, there is no certainty that the Company will be able to obtain financing from any of those sources.  These conditions indicate the existence of a material uncertainty that results in substantial doubt as to the Company’s ability to continue as a going concern.

These condensed consolidated interim financial statements have been prepared on the basis that the Company will continue as a going concern, and do not reflect adjustments to assets and liabilities that would be necessary if the going concern assumption were not appropriate. These adjustments could be material.

Authorization of Financial Statements

The unaudited condensed consolidated interim financial statements for the period ended March 31, 2012 were approved by the Audit Committee of the Board of Directors on May 9, 2012.

7

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2012

In Canadian Dollars

(Unaudited)

2.	BASIS OF PRESENTATION

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting.  These interim financial statements follow the same accounting policies and methods of computation as compared with the most recent fiscal financial statements, being for the year ended December 31, 2011, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  Accordingly, these interim financial statements should be read in conjunction with the Corporation’s most recent fiscal financial statements.  The policies applied in these interim condensed consolidated financial statements are based on IFRS issued and outstanding as at May 9, 2012, the date the financial statements were approved by the Audit Committee of the Board of Directors.

3.	Significant accounting policies
(i)	Basis of consolidation

The unaudited condensed consolidated interim financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany amounts and transactions have been eliminated on consolidation. The Company’s interest in the Gahcho Kué joint venture has been proportionally consolidated (see Note 6).

(ii)	Standards, amendments and interpretations to existing standards

At the date of authorization of these financial statements, certain new standards, amendments and interpretations to existing standards as discussed in the Company’s December 31, 2011 audited consolidated financial statements have been published but are not yet effective, and have not been adopted early by the Company.

4.	Financial instruments

Details of the significant accounting policies and methods adopted (including the criteria for recognition, the basis of measurement, and the basis for recognition of income and expenses) for each class of financial asset, and financial liability are disclosed in the Company’s December 31, 2011 audited consolidated financial statements.

The quoted market value of marketable securities at March 31, 2012 and December 31, 2011 was $20,991 and $17,678 respectively. The original cost of these marketable securities at March 31, 2012 and December 31, 2011 was $4,632 for each period.

The short-term investments at March 31, 2012 and December 31, 2011 are cashable guaranteed investment certificates (“GICs”) held with a major Canadian financial institution. The short-term investments at March 31, 2012 were purchased with original maturities between June 2012 and July 2012. Given the GICs’ low risk and the ability to cash them at any time, the fair market value recorded is estimated to be reasonably approximated by the amount of cost plus accrued interest. There is no restriction on the use of the short-term investments.

The fair values of the amounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to the relatively short-term maturity of these financial instruments.

8

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2012

In Canadian Dollars

(Unaudited)

The carrying amounts for each of the categories are:

	Balance as at
	March 31,	December 31,
	2012	2011
Financial assets

Fair Value Through Profit or Loss
Cash and cash equivalents	$497,925	$21,546
Short-term investments	17,151,972	17,819,183

Loans and receivables
Amounts receivable	75,044	350,559

Available-for-Sale
Marketable securities	20,991	17,678

Financial liabilities
Financial liabilities measured at amortized cost
Accounts payable and accrued liabilities	(6,947,759)	(3,246,132)

The Company had no transactions with marketable securities classified as available-for-sale during the periods ended March 31, 2012 or the year ended December 31, 2011.

5.	Property and Equipment

The Company’s property and equipment for the periods ended March 31, 2012 and December 31, 2011 are as follows:

March 31, 2012		Accumulated
	Cost	Amortization	Net Book Value
Office furniture	$32,997	$1,101	$31,896
Computer equipment	1,206	368	838
Production equipment	20,139	1,495	18,644
Vehicles	58,155	25,127	33,028
	$112,497	$28,091	$84,406

December 31, 2011		Accumulated
	Cost	Amortization	Net Book Value
Computer equipment	$1,206	$268	$938
Production equipment	7,473	1,121	6,352
Vehicles	58,155	22,220	35,935
	$66,834	$23,609	$43,225

9

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2012

In Canadian Dollars

(Unaudited)

6.	INTEREST IN GAHCHO KUE JOINT VENTURE

The Company holds a 49% interest in the Gahcho Kué Joint Venture located in the Northwest Territories, Canada, and De Beers Canada holds the remaining 51% interest. The joint venture between the Company and De Beers Canada is governed by an agreement entered into on July 3, 2009 (the “2009 Agreement”). The Company considers that the Gahcho Kué Joint Venture is a related party under IAS 24 – Related Parties.

The 2009 Agreement’s provision for consensus decision-making for material strategic and operating decisions provides the Company with joint control with De Beers Canada for the Gahcho Kué Project (the “Project”), and the Company accounts for the Project as a joint venture in accordance with IAS 31 – Interests in Joint Ventures. Accordingly, the Company has determined its proportionate share (49%) of the assets, liabilities, revenues and expenses of the joint venture, and recorded them in its consolidated financial statements effective July 4, 2009.

On July 3, 2009, the Company entered the 2009 Agreement with De Beers Canada (jointly, the “Participants”) under which:

(a)	The Participants’ continuing interests in the Gahcho Kué Project will be Mountain Province 49% and De Beers Canada 51%, except for normal dilution provisions which are applicable to both Participants;
(b)	Each Participant will market their own proportionate share of diamond production in accordance with their participating interest;
(c)	Each Participant will contribute their proportionate share to the future project development costs;
(d)	Material strategic and operating decisions will be made by consensus of the Participants as long as each Participant has a participating interest of 40% or more;
(e)	The Participants have agreed that the sunk historic costs to the period ending on December 31, 2008 will be reduced and limited to $120 million;
(f)	The Company will repay De Beers Canada $59 million (representing 49% of an agreed sum of $120 million) in settlement of the Company’s share of the agreed historic sunk costs on the following schedule:
—	$200,000 on execution of the 2009 Agreement (the Company’s contribution to the 2009 Joint Venture expenses to date of execution of the 2009 Agreement – paid; expensed and included in the opening deficit at January 1, 2010);
—	Up to $5.1 million in respect of De Beers Canada’s share of the costs of the feasibility study; ($4,366,363 to March 31, 2012, included in “Interest in Gahcho Kué Joint Venture”);
—	$10 million upon the completion of a feasibility study with at least a 15% IRR and approval of the necessary development work for a mine (as defined in the 2009 Agreement) (paid March 15, 2011, included in “Interest in Gahcho Kué Joint Venture”);
—	$10 million following the issuance of the construction and operating permits;
—	$10 million following the commencement of commercial production; and
—	The balance of approximately $24.4 million within 18 months following commencement of commercial production.

Mountain Province has agreed that the marketing rights provided to the Company in the 2009 Agreement will be diluted if the Company defaults on certain of the repayments described above.

Since these payments are contingent on certain events occurring, and/or work being completed, they will be recorded as the payments become due or are made. As these contingent payments are made, they are being capitalized to Interest in Gahcho Kué Joint Venture as “acquired exploration and evaluation”.

10

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2012

In Canadian Dollars

(Unaudited)

The continuity of the Interest in Gahcho Kué Joint Venture is as follows:

Balance, December 31, 2010	$36,981,785
Change in proportionate share of working capital	572,375
Change in expected decommissioning and restoration liability	410,593
Amounts capitalized for sunk cost repayments in the year	10,237,929
Balance, December 31, 2011	$48,202,682
Change in proportionate share of working capital	717,680
Balance, March 31, 2012	$48,920,362

Summarized below are the results of operations and cash flows relating to the Company’s proportional interest (49%) in the accounts of the Gahcho Kué joint venture for the three months ended March 31, 2012 and March 31, 2011, and the financial position as at March 31, 2012 and December 31, 2011:

	Period Ended	Period Ended
	March 31,	March 31,
	2012	2011
Results of Operations
Revenue	$-	$-
Expenses	(2,918,842)	(1,040,143)
Proportionate share of net loss	$(2,918,842)	$(1,040,143)

Cash Flows
Operating activities	$(2,305,727)	$(1,826,392)
Financing activities	2,293,060	1,827,598
Investing activities	12,667	(1,206)
Proportionate share of change in cash and cash equivalents	$-	$-

	As at	As at
	March 31, 2012	December 31, 2011
Financial Position
Current assets	$22,761	$113,533
Non-current assets	5,967,851	5,958,567
Current liabilities	(2,383,810)	(1,756,902)
Non-current liabilities	(6,184,935)	(6,178,004)
Proportionate share of net liabilities	$(2,578,133)	$(1,862,806)

11

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2012

In Canadian Dollars

(Unaudited)

7.	SHAREHOLDERS’ EQUITY

i.	Authorized share capital

Unlimited common shares, without par value

There is no other class of shares in the Company.

ii.	Share capital and share-based payments reserve

The number of shares issued and fully paid as at March 31, 2012 is 80,645,558. There are no shares issued but not fully paid.

iii.	Stock Options

The Company, through its Board of Directors and shareholders, adopted a stock option plan (the “Plan”) which, among other things, allows for the maximum number of shares that may be reserved for issuance under the Plan to be 10% of the Company’s issued and outstanding shares at the time of the grant. The aggregate maximum number of shares pursuant to options granted under the Plan will not exceed 6,309,774 shares, and as at March 31, 2012, there were 5,445,774 shares available to be issued under the Plan.

The following table summarizes information about the stock options outstanding and exercisable:

	March 31, 2012		December 31, 2011
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of year	964,000	$2.16	1,084,635	$1.69
Granted during the period	200,000	4.84	150,000	6.13
Exercised during the period	(300,000)	1.72	(270,635)	2.46
Balance at end of the period	864,000	$2.93	964,000	$2.16
Options exercisable at the end of the period	864,000		964,000

Subsequent to March 31, 2012, 70,000 options were exercised at $1.26 for cash proceeds of $88,200.

The fair value of the 200,000 stock options granted on March 8, 2012 has been estimated on the date of the grant using the Black-Scholes option pricing model. The assumptions are presented below. Expected volatility is calculated by reference to the weekly closing share price for a period that reflects the expected life of the options (three and a half years).

	Three months ended	As at
	March 31	December 31
	2012	2011
Exercise price	$4.84	$6.13
Expected volatility	66.29%	60.22%
Expected option life	3.5 years	5 years
Expected forfeiture	none	none
Expected dividend yield	0%	0%
Risk-free interest rate	1.50%	2.46%

12

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2012

In Canadian Dollars

(Unaudited)

The following table summarizes share options outstanding at the end of periods presented:

	March 31, 2012		December 31, 2011
		Weighted		Weighted
	Range of	average	Range of	average
	exercise	remaining	exercise	remaining
	prices	contractual life	prices	contractual life

Options outstanding at the end of the period:	$1.26 - $6.13	2.78 years	$1.26 - $6.13	2.47 years

The following tables reflect the Black-Scholes values, the number of stock options outstanding, the weighted average of options outstanding, and the exercise price of stock options outstanding at March 31, 2012 and December 31, 2011.

At March 31, 2012
	Black-Scholes	Number of	Weighted Average	Exercise
Expiry Date	Value	Options	(Years)	Price
November 23, 2013	$327,932	514,000	0.98 years	1.26
January 9, 2016	487,085	150,000	0.66 years	6.13
March 8, 2017	463,500	200,000	1.14 years	4.84
	$1,278,517	864,000	2.78 years

At December 31, 2011
	Black-Scholes	Number of	Weighted Average	Exercise
Expiry Date	Value	Options	(Years)	Price
November 23, 2013	$327,932	514,000	1.01 years	$1.26
August 25, 2014	268,405	300,000	0.83 years	1.72
January 9, 2016	487,085	150,000	0.63 years	6.13
	$1,083,422	964,000	2.47 years

The Share-based payments recognized as an expense for each period are:

	Three months ended	Three months ended
	March 31,	March 31,
	2012	2011
Expense recognized in the period for share-based payments	$463,500	$487,085

The share-based payments amount of $463,500 for the three months ended March 31, 2012 is recorded in Consulting fees (March 31, 2011 - $487,085).

During the three months ended March 31, 2012, 300,000 stock options were exercised for gross proceeds of $516,000 (March 31, 2011 – 120,000 options were exercised for gross proceeds of $475,200).

13

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2012

In Canadian Dollars

(Unaudited)

iv. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended	Three months ended
	March 31, 2012	March 31, 2011
Numerator
Net loss for the period	$(4,407,356)	$(1,607,453)

Denominator
For basic - weighted average number of shares outstanding	80,404,899	78,281,668
Effect of dilutive securities	-	-
For diluted - adjusted weighted average number of shares outstanding	80,404,899	78,281,668

Earnings Per Share
Basic	$(0.05)	$(0.02)
Diluted	$(0.05)	$(0.02)

Stock options totaling 864,000 at March 31, 2012 (1,114,635 stock options and 1,547,950 warrants at March 31, 2011) are not included since to include them would be anti-dilutive.

8.	RELATED PARTIES

The Company’s related parties include its subsidiaries, the Gahcho Kué Joint Venture, key management and their close family members, and the Company’s directors. None of the transactions with related parties incorporate special terms and conditions, and no guarantees were given or received. Outstanding balances are settled in cash.

The Company had the following transactions and balances with key management personnel. There were no transactions with the Gahcho Kué Joint Venture.

	March 31,	December 31,
	2012	2011
The total of the transactions:
Remuneration	$716,950	$1,450,068
The amount of outstanding balances:
Payable	297,000	313,000

The remuneration of directors and other members of key management personnel for the three months ended March 31, 2012 and the year ended December 31, 2011 were as follows:

	March 31,	December 31,
	2012	2011

Salary, bonus and other short-term employee benefits	$253,450	$962,983
Share-based payments	463,500	487,085
	$716,950	$1,450,068

14

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2012

In Canadian Dollars

(Unaudited)

In accordance with IAS 24 Related Parties, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

9.	CAPITAL MANAGEMENT

The Company considers its capital structure to consist of share capital, contributed surplus, and options. The Company manages its capital structure and makes adjustments to it, in order to have the funds available to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company’s main property, the Gahcho Kué Project, is in the development and permitting stage, and as such the Company is dependent on external equity financing to fund its activities. In order to carry out the planned management of our properties and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company’s capital for the reporting periods is summarized as follows:

	March 31,	December 31,
	2012	2011
Share capital	$147,696,400	$146,911,995
Share-based payments reserve	1,278,517	1,083,422
Deficit	(95,283,441)	(90,876,085)
	$53,691,476	$57,119,332

There were no changes in the Company’s approach to capital management during the period ended March 31, 2012. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

10.	SEGMENTED REPORTING

The Company has determined that it has only one operating segment.

11.	SUBSEQUENT EVENT

In January 2012, the Company announced that the Board of Directors had approved a proposal to spin-out the Company’s 100%-controlled Kennady North project into a newly incorporated company, Kennady Diamonds Inc. (“Kennady Diamonds”) through a plan of arrangement and subject to regulatory, court and shareholder approvals.

On March 12, 2012, Kennady Diamonds and Mountain Province entered into an arrangement agreement (the “Arrangement”) pursuant to which Mountain Province will transfer its interest in the Kennady North Project, including permits, mining claims, rights and title, in the Northwest Territories in Canada, and $3,000,000 of cash, to Kennady Diamonds in exchange for one common share of Kennady Diamonds for every five common shares of Mountain Province outstanding. The Arrangement calls for the share capital of Mountain Province to be reorganized into a new class of shares which will be distributed, with the Kennady Diamonds common shares, to the existing Mountain Province common shareholders.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2012

In Canadian Dollars

(Unaudited)

After completing the Arrangement, Kennady Diamonds will hold Mountain Province’s interest in the Kennady North Project and will be capitalized with $3,000,000 of cash.

The various transactions contemplated by the Arrangement have not been completed, pending receipt of regulatory approval.

The Arrangement has been approved by the Board of Directors of Mountain Province and was subject to approval by two-thirds of the votes cast by holders of Mountain Province common shares, at a special meeting of Mountain Province shareholders held on April 25, 2012. The Mountain Province shareholders voted 99.57% in favour of the Arrangement. As well, on April 30, 2012, Mountain Province received final court approval for the Arrangement.

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